SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

VOTING RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CNOVA N.V. HELD ON MAY 20, 2015

On May 22, 2015, Cnova N.V. (“Cnova” or the “Company”) posted on its website at http://www.cnova.com/investor-relations.aspx information regarding the voting results of its annual general meeting of shareholders (the “Meeting”) held on May 20, 2015 at 2:00 p.m. CET at Steigenberger Airport Hotel, Stationsplein ZW 951, CE 1117 Schiphol-Oost, The Netherlands.

Only shareholders of record as of the close of business on April 22, 2015, the record date for the Meeting, were entitled to vote at the Meeting.  There were 441,297,846 ordinary shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share entitled to vote at the Meeting.  420,731,955 ordinary shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share were present in person or represented by proxy at the Meeting.

Each item voted on at the Meeting was approved by a simple majority of the votes cast, as required under the Company’s articles of association and Dutch law.  The outcome of the votes on the items discussed at the Meeting is as follows:

CNOVA N.V. AGM 2015 - VOTING RESULTS

Voting results of the annual general meeting of shareholders of Cnova N.V., held on 20 May 2015 (the “AGM”). The issued share capital of Cnova N.V. as at the registration date (April 22, 2015) amounted to: 441,297,846 ordinary shares and 412,114,952 special voting shares, each entitling the holder thereof to one (1) vote. Taking into account that Cnova N.V. nor any of its subsidiaries held any shares in its own share capital at the registration date, such shares entitled the holders thereof to an aggregate of 853,412,798 votes.

Agenda item (voting items)	Number of (i) shares for which valid votes were cast and (ii) valid votes cast		Percentage of issued capital at registration date	Number of votes cast for	Number of votes cast against	Number of abstentions
5. Adoption of the annual accounts for the financial year 2014	832,846,907	(1)	97.59%	832,842,907	2,000	2,000

6. Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2014	832,846,907	(1)	97.59%	830,949,169	1,897,638	100

7. Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2015	832,846,907	(1)	97.59%	832,841,457	4,250	1,200

8. Reappointment of Didier Lévêque as Non-Executive Director	832,846,907	(1)	97.59%	830,960,149	1,883,610	3,148

9. Appointment of Silvio José Genesini	832,846,907	(1)	97.59%	832,837,383	6,376	3,148

(1)  420,731,955 ordinary shares and 412,114,952 special voting shares

Jr. as Non-Executive Director

10. Appointment of Antoine Giscard d’Estaing as Non-Executive Director	832,846,907	(1)	97.59%	830,960,533	1,883,226	3,148

11. Reappointment of Germán Pasquale Quiroga Vilardo as Executive Director	832,846,907	(1)	97.59%	832,838,378	5,381	3,148

12. Authorization of the Board to acquire ordinary shares in the capital of the Company	832,846,907	(1)	97.59%	832,210,923	635,984	0

13. Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares	832,846,907	(1)	97.59%	825,901,592	6,945,315	0

14. Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares	832,846,907	(1)	97.59%	825,901,482	6,943,477	1,948

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: May 22, 2015	By:	/s/ VITOR FAGÁ DE ALMEIDA
Name: Vitor Fagá de Almeida Title: Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)